Planet Image International Limited

November 2, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, DC 20549

Attn: Irene Barberena-Meissner

Re:	Planet Image International Limited Draft Registration Statement on Form F-1 Submitted August 30, 2021 CIK 0001868395

Dear Ms. Barberena-Meissner:

Planet Image International Limited (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”), dated September 24, 2021 regarding its Draft Registration Statement on Form F-1 (the “Draft Registration Statement”) submitted on August 30, 2021. For ease of reference, we have repeated the Commission’s comments in this response letter and numbered them accordingly. An Amendment No. 1 to the Draft Registration Statement on Form F-1 (“Amendment No. 1 to the Draft Registration Statement”) is being submitted confidentially to accompany this response letter.

Draft Registration Statement on Form F-1

Cover Page

1. Provide prominent disclosure about the legal and operational risks associated with being based in and having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ordinary shares or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your prospectus summary should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

Response: In response to the Staff’s comment, we have revised our disclosure on the cover page of Amendment No. 1 to the Draft Registration Statement.

Prospectus Summary, page 1

2. In your summary of risk factors, disclose the risks that being based in and having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ordinary shares. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4, 28 and 29 of Amendment No. 1 to the Draft Registration Statement.

3. Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity that is required to approve of the company’s operations, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 4 and 5 of Amendment No. 1 to the Draft Registration Statement.

4. We note your disclosure on page 22. Please disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities.

Response: In response to the Staff’s comment, we have revised our disclosure on page 5 of Amendment No. 1 to the Draft Registration Statement.

5. Please revise your diagram illustrating your corporate structure on pages 4 and 46 to disclose your equity interests in each of these entities, whether directly or indirectly owned, and the equity interests of any other equity holders to the extent these entities are not directly or indirectly wholly-owned by you.

Response: In response to the Staff’s comment, we have revised our diagram illustrating our corporate structure on pages 6, 51 and 52 of Amendment No. 1 to the Draft Registration Statement. We respectfully advise the Staff that we currently directly hold 100% equity interests in all of our subsidiaries.

The Offering, page 11

6. Please expand your disclosure here to briefly describe your dual-class capital structure and the relative voting rights of your Class A and Class B ordinary shares.

Response: In response to the Staff’s comment, we have revised our disclosure on page 14 of Amendment No. 1 to the Draft Registration Statement.

Risk Factors

Risks Related to Our Business and Industry

We face risks related to natural disasters, health epidemics, and other outbreaks, page 22

7. You disclose that as affected by COVID-19, your revenue was $132.8 million for the fiscal year ended December 31, 2020, representing an increase of 15.0% from $115.4 million in 2019, and your net income was $4.2 million, representing a decrease of 54.5% from $9.3 million in 2019. Please revise your disclosure here and elsewhere as appropriate to discuss what management expects the future impact of COVID-19 will be on your financial condition and operations, how management is responding to evolving events, and how it is planning for COVID-19- related uncertainties. In this regard, we note your disclosure here that since you derive your revenue from U.S. and Europe, you may continue to experience materially negative impact due to COVID-19 on your operations and financial performance to the extent that the COVID-19 pandemic harms China or the global economy generally and on page 51 that the extent to which COVID-19 pandemic impacts your results of operations depends on the future developments of the pandemic, which remains highly uncertain and unpredictable. For guidance, consider the Division of Corporation Finance's Disclosure Guidance Topics Nos. 9 & 9A, available on our website.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 26 and 56 of Amendment No. 1 to the Draft Registration Statement.

Risks Relating to Doing Business in the PRC, page 23

8. Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ordinary shares. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 28 and 29 of Amendment No. 1 to the Draft Registration Statement. See “Risk Factors — Risks Related to Doing Business in the PRC — The Chinese government exerts substantial influence over the manner in which we must conduct our business activities and may intervene or influence our operations at any time, which could result in a material change in our operations and the value of our ordinary shares.”

9. We note your disclosure on page 29. In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

Response: In response to the Staff’s comment, we have revised our disclosure on page 34 of Amendment No. 1 to the Draft Registration Statement.

Use of Proceeds, page 40

10. Please revise to quantify the dollar amount of net proceeds to be allocated for each principal intended use. If the anticipated proceeds will not be sufficient to fund all the proposed purposes, please disclose the amounts and sources of other funds needed. In addition, please quantify the amount of offering proceeds that you may contribute or loan to your PRC subsidiaries without needing to seek registration or approval, if any.

Response: In response to the Staff’s comment, we have revised our disclosure on page 45 of Amendment No. 1 to the Draft Registration Statement.

Corporate History and Structure, page 47

11. We note that you conduct substantially all of your operations outside of the United States and the consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). Please address the following issues:

●	Please tell us if you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

●	If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

Response: In response to the Staff’s comment, we respectfully advise the Staff that we maintain our books and records of daily operations in accordance with PRC GAAP. Upon the preparation of the general entries under the PRC GAAP in our financial system, trial balance and financial statements of each entities are generated for the purpose of GAAP conversion and consolidation. Specifically, we follow the following process to convert our books and records to U.S GAAP for SEC reporting purpose:

1.	We first identify critical accounts and disclosure requirements, and make appropriate adjustments to ensure that accounting treatments of each entity are in material accordance with U.S. GAAP, including, but not limited to, ASC 606 Revenue from Contracts with Customers, ASC 330 Inventory, ASC 480 Distinguishing Liabilities from Equity, and ASC 740 Income Taxes.

2.	After completing GAAP conversion of the financial statements of each entity, we prepare consolidation in accordance with ASC 852 Reorganization and ASC 810 Consolidation.

3.	We then check and compare the consolidated financial statements in accordance with the U.S. GAAP Financial Statement Disclosures Checklist.

4.	Our chief financial officer then reviews the consolidated financial statements.

5.	We have engaged a financial advisory team with accounting professionals qualified as American Institute of Certified Public Accountants, or AICPA, to review our accounting treatments and financial statements and to assist in making significant judgements.

6.	Finally, the consolidated financial statements are reviewed by our auditor to ensure that all necessary and appropriate adjustments are made in the conversions and disclosures.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources, page 56

12. Please disclose material amounts of cash disaggregated by currency denomination as of the most recent balance sheet date in each jurisdiction in which your affiliated entities are domiciled. Further, disclose any restrictions on foreign exchange and your ability to transfer cash between entities and to U.S. investors.

Response: In response to the Staff’s comment, we have revised our disclosure on pages 66 and 67 of Amendment No. 1 to the Draft Registration Statement and added disclosures on the material amounts of cash disaggregated by currency denomination in each jurisdiction in which our affiliated entities are domiciled. We respectfully advise the Staff that under the existing PRC foreign exchange regulations, payments of current account items, including profit distributions, interest payments, and trade and service-related foreign exchange transactions, can be made in foreign currencies by complying with certain procedural requirements without prior approval from the State Administration of Foreign Exchange. Therefore, there is no material restrictions on foreign exchange that impair our ability to transfer cash between entities and to U.S. investors.

Operating Activities, page 56

13. Please explain the reasons for significant increase in your accounts payable and include a description of any significant changes related to the timing of your payments or supplier terms. Refer to Item 5.B.1 of Form 20-F and Section IV.B.1 of SEC Release No. 33-8350.

Response: In response to the Staff’s comment, we have revised our disclosure on page 68 of Amendment No. 1 to the Draft Registration Statement to state the reasons for the significant increase of our accounts payable as of December 31, 2020 compared to the balance as of December 31, 2019. The increase of accounts payable is primarily due to (i) increased purchase of materials for the planned expansion in production scale in 2021 and (ii) the application of bank acceptance notes to more suppliers, which extended the timing of our payment term to some suppliers by 60 to 90 days.

Capital expenditures, page 57

14. We note your disclosure on page 57 that you expect your capital expenditures to continue to be significant in the foreseeable future as you expand your business, construct a comprehensive, multi-layer production center and more overseas warehouses, and that your level of capital expenditures will be significantly affected by user demand for your products. Please revise to describe all material commitments for capital expenditures as of the end of the most recent interim period, including the general purpose of such commitments and the anticipated sources of funds needed to fulfill such commitments. Please ensure you also discuss the total construction cost of your planned multi-layer production center at Yibo industrial park for which you expect to commence construction in January 2022. Refer to Item 4.a of Form F-1 and Items 5.B.3 and 5.D. of Form 20-F.

Response: In response to the Staff’s comment, we have revised our disclosure on page 69 of Amendment No. 1 to the Draft Registration Statement to clarify that we have not entered into any commitments for the construction of planned multi-layer production center at Yibo industrial park and overseas warehouses. We further added disclosures regarding the general purpose of our capital expenditures, anticipated sources of funds, updated timeline for multi-layer production center and projected construction cost.

Critical Accounting Policies, page 58

15. We note that you have elected to use the extended transition period for complying with new or revised accounting standards. Provide a statement in your critical accounting policy disclosures explaining your election and indicating that, as a result of your election, your financial statements may not be comparable to companies that comply with public company effective dates.

Response: In response to the Staff’s comment, we have revised our disclosure on page 73 of Amendment No. 1 to the Draft Registration Statement.

Industry Overview, page 62

16. We note that you have included CAGR projections through 2025 in this section and elsewhere derived from the Industry Report of Global Compatible Toner Cartridge Market that you commissioned from China Insights Consultancy Limited, or CIC. Please provide more details regarding how these projections were determined, including any material assumptions.

Response:

CIC conducted both primary and secondary research through various resources. Primary research involved interviewing key industry experts and leading industry participants. Secondary research involved analyzing data from various publicly available data sources, such as the National Bureau of Statistics of China, the International Monetary Fund, the United Nations, and industry associations.

The market projections in the commissioned report are based on the following key assumptions: (i) the overall social, economic and political environment in US, Europe and China are expected to remain stable in the forecast period; (ii) related industry key drivers are likely to drive the growth of global compatible toner cartridge industry in the forecast period, such fast growing production volume and production capacity, higher quality color toner cartridge products, established sales channel in the U.S. and Europe markets, improved brand image among consumers, fast growing e-commerce industry, and increasing printer sales during and post COVID-19 pandemic as more people are used to work from home and living a “new normal”; and (iii) there is no extreme force majeure or industry regulation in which the market may be affected dramatically or fundamentally.

In response to the Staff’s comment, we have revised our disclosure on page 74 of Amendment No. 1 to the Draft Registration Statement.

Business

Raw Materials and Suppliers

Concentration of suppliers, page 81

17. Please update your disclosure to describe the current status of your color toner procurement agreement with one of the largest manufacturers of color toner in the PRC. In that regard, we note that you entered into a legally binding agreement with this supplier for a contract period from January 1, 2019 to December 31, 2020.

Response: In response to the Staff’s comment, we have revised our disclosure on page 94 of Amendment No. 1 to the Draft Registration Statement. We have filed our procurement agreement with this supplier for a contract period from January 1, 2021 to December 31, 2022 as exhibit 10.11 to Amendment No. 1 to the Draft Registration Statement.

Research and Development, page 84

18. Please clarify how the majority of your revenue generated during the fiscal years ended December 31, 2019 and 2020 was related to your research and development activities.

Response: In response to the Staff’s comment, we have revised our disclosure on page 98 of Amendment No. 1 to the Draft Registration Statement.

Competition, page 91

19. Please reconcile your disclosure here that you were the second largest compatible toner cartridge manufacturer in the world for the year ended December 31, 2020 with your disclosure on page 1 and elsewhere that you were the second largest compatible cartridge manufacturer in China for the year ended December 31, 2020.

Response: CIC confirms that the Company is both the second largest compatible toner cartridge manufacturer in the world and in China for the year ended December 31, 2020. To avoid confusion and in response to the Staff’s comments, we have revised our disclosure on pages 1, 53, and 84 of Amendment No. 1 to the Draft Registration Statement.

Principal Shareholders, page 117

20. Please disclose the natural persons or persons who directly or indirectly exercise sole or shared voting or investment control over the shares held by Juneng Investment (Hong Kong) Limited.

Response: In response to the Staff’s comment, we have revised our disclosure on page 132 of Amendment No. 1 to the Draft Registration Statement.

Taxation, page 130

21. We note you disclose that your Cayman Islands taxation disclosure represents the opinion of Conyers Dill & Pearman. Please file the related opinion as an exhibit to your registration statement.

Response: In response to the Staff’s comment, we have filed a form of the opinion of Conyers Dill & Pearman regarding certain Cayman Islands tax matters as exhibit 8.2 to Amendment No. 1 to the Draft Registration Statement.

Financial Statements

1. Organization and Principal Activities

(b) Organization, page F-7

22. We note you provide corporate structure, principal subsidiaries and other entities that are material to your business on this page and page 46. Please provide the following information:

●	Expand the list on page F-7 to include all the subsidiaries and related percentage of ownership of each subsidiary;

●	Indicate whether there is any investment in joint venture or investment between twenty to fifty percentage of the voting stock of any company; and

●	Explain the investment relationship between Zhongshan Yantuo Printing Device Co. and Aster Technology UK.

Response: In response to the Staff’s comments, we have revised our disclosure on pages F-7 and F-8 of Amendment No. 1 to the Draft Registration Statement.

(d) Foreign currencies and foreign currency translation, page F-8

23. We note you disclose on page 10, that all translations from Renminbi to U.S. dollars are made at a rate of RMB6.5250 to US$1.00, the exchange rate in effect as of December 31, 2020. However, it appears that your disclosures here US$1=RMB0.1437 and US$1=EUR1.1200 are not consistent with disclosures on page 10 and published exchange rates. Please confirm to us the exchange rates for US$ against RMB and Euro that were used in preparing the consolidated financial statements for the periods presented and revise your financial statements and disclosures as necessary.

Response: In response to the Staff’s comment, we have revised our disclosure on page 12 of Amendment No. 1 to the Draft Registration Statement. We confirm that the exchange rates as disclosed on page F-9 were used in preparing the consolidated financial statements for the periods presented.

2. Summary of Significant Accounting Policies

(b) Principle of Consolidation, page F-8

24. We note you have several subsidiaries which are consolidated. Please disclose how you have controlling financial interest in each of these entities and basis for consolidation. Clearly distinguish which entities are consolidated through equity ownership and through contract and identify any relationships amongst the parties. To the extent that you have contractual arrangements with any variable interest entity ("VIE") and parties to any VIE contracts, please disclose the nature of these arrangements, accounting for these VIEs and provide the disclosures required by 810-10-50-2AA as appropriate.

Response: In response to the Staff’s comment, we have revised our disclosure on pages F-8 of Amendment No. 1 to the Draft Registration Statement. We respectfully advise the Staff that we control all of our subsidiaries through equity ownership, and not through contractual arrangements with any variable interest entity.

(h) Inventory, page F-9

25. We note you recorded an impairment provision for inventories in the amount of $865,000 for the year ended December 31, 2019, and a reversal of provision for inventories in the amount of $674,000 for the year ended December 31, 2020. Please explain to us how reversal of impairment provision in 2020 complies with the guidance in ASC 330-10-35-14. Please revise your financial statements as appropriate or show us the specific accounting literature that supports your accounting position.

Response: In response to the Staff’s comment, we have revised our disclosure on page F-10 of Amendment No. 1 to the Draft Registration Statement. As of December 31, 2019, the impairment provision for inventories were recorded as $1,932,000 to write down certain inventories to their net-realizable-values which were lower than the costs. According to ASC 330-10-35-14, for those inventories which have been written down below cost, the reduced amounts were considered as the costs of these inventories that were charged into cost of revenue when they were subsequently sold in the year ended December 31, 2020. As of December 31, 2020, the impairment provision was recorded in the amount of $1,336,000 through net-realizable-value test for the unsold inventories. The amount of $674,000 is the charge in statement of income to adjust the balance of impairment provision, rather than the reversal of provision for inventories as inappropriate disclosed (the difference between $674,000 and $596,000 is the result of foreign currency translation adjustment). Accordingly, we revised the disclosure on page F-10 to “As of December 31, 2019 and 2020, the balances of impairment provision for inventories were $1,932 and $1,336, respectively.”

(u) Employee Benefits, page F-13

26. We note your disclosure on page 96 that during the fiscal years ended December 31, 2019 and 2020, you did not make adequate contributions to social insurance plans for certain employees and the maximum amount of penalties that could be imposed is approximately US$13.1 million. Please disclose the outstanding social insurance plan contributions payable, penalties payable and related amounts accrued in the financial statements for the periods presented.

Response: We respectfully advise the Staff that there was a calculation error in the original maximum amount of penalties that could be imposed, or US$13.1 million, and accordingly, we revised our disclosures on pages 110 and F-14 of Amendment No. 1 to the Draft Registration Statement.

General

27. Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, have presented or expect to present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not you retained, or intend to retain, copies of the communications. Please contact legal staff associated with the review of this filing to discuss how to submit the materials, if any, for us to review.

Response: We respectfully advise the Staff that neither we nor our authorized representative have conducted written communications with any potential investor.

28. We note that you have checked the Rule 415 box on your outside cover page, yet disclosures elsewhere indicate that this is a firm commitment, underwritten offering. Please advise or revise.

Response: We respectfully advise the Staff this offering is a firm commitment, underwritten offering. The Rule 415 box on the outside cover page is checked because the Company has agreed to issue warrants to the underwriter in connection with this offering, and therefore some securities being registered on our registration statement are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933.

Exhibit, Part II page 3

29. We note you have filed the English translation of several loan agreements as exhibits 10.6, 10.7, 10.8, 10.9 and 10.10 to your registration statement. Please also file final executed copies of such agreements as exhibits to your registration statement.

Response: In response to the Staff’s comments, we refile our exhibit 10.6 through 10.10 to Amendment No. 1 to the Draft Registration Statement to include a final executed copy of each agreement, respectively.

We thank the Staff for its review of the foregoing. If you have further comments, we ask that you forward them by electronic mail to our counsel, Ying Li at yli@htflawyers.com or by telephone at 212-530-2206.

Very truly yours,

/s/ Shaofang Weng
Shaofang Weng
Chief Executive Officer

cc:	Ying Li, Esq.
Hunter Taubman Fischer & Li LLC